Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-269605

Registration Statement No. 333- 269605-01

Relating to the Preliminary Prospectus Supplement dated August 15, 2023

(to Prospectus dated February 6, 2023)

$600,000,000

Jacobs Engineering Group Inc.

6.350% Senior Notes due 2028 (the “Notes”)

Fully and Unconditionally Guaranteed by

Jacobs Solutions Inc.

PRICING TERM SHEET

August 15, 2023

Issuer:	Jacobs Engineering Group Inc.

Parent Guarantor:	Jacobs Solutions Inc.

Ratings (Moody’s/S&P):*	Baa2 (Negative Watch) / BBB- (Stable)

Format:	SEC Registered

Ranking:	Senior Unsecured

Trade Date:	August 15, 2023

Settlement Date:**	August 18, 2023 (T+3)

Joint Book-Running Managers:	BofA Securities, Inc. BNP Paribas Securities Corp. J.P. Morgan Securities LLC Wells Fargo Securities, LLC TD Securities (USA) LLC HSBC Securities (USA) Inc. Scotia Capital (USA) Inc.

Co-Managers:	Barclays Capital Inc. Citizens JMP Securities, LLC Morgan Stanley & Co. LLC NatWest Markets Securities, Inc. RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.

Principal Amount:	$600,000,000

Maturity Date:	August 18, 2028

Interest Payment Dates:	Semi-annually on February 18 and August 18 of each year, beginning February 18, 2024

Interest Payment Record Dates:	February 3 and August 3

Benchmark Treasury:	4.125% UST due July 31, 2028

Benchmark Treasury Price/Yield:	98-30+; 4.362%

Spread to Benchmark Treasury:	200 basis points

Yield to Maturity:	6.362%

Price to Public:	99.949% of the principal amount

Coupon (Interest Rate):	6.350% per annum

Optional Redemption:

Prior to July 18, 2028 (one month prior to the maturity date of the Notes) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at the redemption price calculated by the Issuer (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed, assuming that such Notes matured on the Par Call Date, discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 30 basis points, less (b) interest accrued to the redemption date; and

•  100% of the principal amount of such Notes to be redeemed,

plus, in either case, accrued and unpaid interest on the Notes, if any, to, but excluding, the redemption date.

In addition, at any time and from time to time on or after the Par Call Date, the Issuer may redeem the Notes, at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the Notes, if any, to, but excluding, the redemption date.

Change of Control Repurchase:	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of the Notes by both Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to redeem the Notes, to make an offer to purchase the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to, but excluding the date of repurchase.

CUSIP/ISIN:	469814 AB3 / US469814AB34

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

**It is expected that delivery of the notes will be made against payment therefor on or about August 18, 2023, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day prior to the settlement date should consult their own advisors.

The information in this term sheet supplements the information provided in the preliminary prospectus supplement dated August 15, 2023. To the extent information in this term sheet conflicts with information in the preliminary prospectus supplement, this term sheet controls. All capitalized terms used in this term sheet shall have the meaning ascribed to them in the preliminary prospectus supplement.

The Parent Guarantor and Issuer have filed a registration statement (including a prospectus) and preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, preliminary prospectus supplement and other documents the Parent Guarantor and the Issuer have filed with the SEC for more complete information about the Parent Guarantor, the Issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by calling BofA Securities, Inc. toll free at 1-800-294-1322, BNP Paribas Securities Corp. toll free at 1-800-854-5674, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this document being sent by Bloomberg or another email system.